Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Intelligent Group Limited on Amendment No. 3 to Form F-1 (File No. 333-272136) of our report dated June 23, 2022, except for Note 2 which is dated October 18, 2022, with respect to our audit of the consolidated financial statements of Intelligent Group Limited as of November 30, 2021 and for the year ended November 30, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

We were dismissed as auditors on December 5, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, New York

November 13, 2023